October 22, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:                             FTD Companies, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed September 23, 2014

File No. 001-35901

Ladies and Gentlemen:

Set forth below are the responses of FTD Companies, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) Division of Corporation Finance contained in the Staff’s letter dated October 20, 2014 relating to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy”) that was filed on September 23, 2014.  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.  We are also filing simultaneously herewith Amendment No. 1 to the Preliminary Proxy (“First Amended Proxy”) reflecting, as appropriate, the response to the Staff’s comments herein.  Capitalized terms used but not defined herein have the meanings set forth in the Preliminary Proxy.  The First Amended Proxy includes other changes that are intended to update, clarify and render more complete the information contained therein.  We have supplementally provided a marked copy of the First Amended Proxy against the September 23, 2014 filing to facilitate the Staff’s review.  References to page numbers and section headings in our responses below refer to page numbers and section headings in the marked copy of the First Amended Proxy.

PREM14A Filed September 23, 2014

General

1.              Please revise your disclosure to include an analysis of the exemption from registration you are relying on in connection with the issuance of common stock as part of your stock purchase agreement.

Response:  In response to the Staff’s comment, the applicable disclosure in the cover letter and on pages 6 and 66 to 67 of the First Amended Proxy has been revised.

Summary, page 1

Opinion of FTD’s Financial Advisor, page 4

2.              Please disclose here and elsewhere in your proxy statement, as applicable, that Moelis has consented to use of the opinion in the document.

Response:  In response to the Staff’s comment, the applicable disclosure on pages 4 and 54 of the First Amended Proxy has been revised.

The Transaction, page 41

Background of the Transaction, page 43

3.              We note your disclosure on page 45 that FTD’s preliminary acquisition consisted of “approximately $430 million plus potential additional value for the developing and non-perishable businesses of Provide Commerce.” We also note the statement that “LIC’s initial response to FTD’s preliminary proposal was to indicate a willingness to reduce the purchase price for Provide Commerce to approximately $537.8 million.” Please provide further disclosure regarding the additional value of Provide Commerce’s other businesses, as well as provide the rationale for LIC’s willingness to reduce the purchase price of Provide Commerce.

Response:  In response to the Staff’s comment, the applicable disclosure on pages 43 and 44 of the First Amended Proxy has been revised.

4.              Please provide further disclosure regarding the decision to exclude the RedEnvelope business from the transaction, rather than include it and subsequently wind it down, as discussed on page 47.

Response:  In response to the Staff’s comment, the applicable disclosure on pages 44 and 46 of the First Amended Proxy has been revised.

5.              Please provide further details regarding the results of Provide Commerce’s operations for the six months ended June 30, 2014, including but not limited to the reason that such results led to the reduction in purchase price to $430 million, and any impact of such results on the timing of the closing of the transaction.

Response:  In response to the Staff’s comment, the applicable disclosure on page 47 of the First Amended Proxy has been revised.  Supplementally, the Company advises the Staff that the results of Provide Commerce’s operations for the six months ended June 30, 2014 had no impact on the timing of the closing of the transaction.

The Stock Purchase Agreement, page 70

Representations and Warranties, page 70

6.              We note your statement that “[t]he representations and warranties described below are solely for the benefit of the parties to the stock purchase agreement [. . .].” (emphasis added)  Please revise to clarify that the representations and warranties were made solely for the benefit of the parties to the agreement.

Response:  In response to the Staff’s comment, the applicable disclosure on page 69 of the First Amended Proxy has been revised.

7.              We note your disclosure that “You should not rely on the representations or warranties or any description thereof as characterizations of the actual state of facts or conditions of FTD, LIC, Provide Commerce or any of their respective subsidiaries or affiliates.” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements included in the filing not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties or covenants in the Merger Agreement, you have or will provide corrective disclosure.

Furthermore, please revise to remove any potential implication that the information in your agreement does not constitute public disclosure under the federal securities laws.

Response:  In response to the Staff’s comment, the applicable disclosure on page 69 of the First Amended Proxy has been revised.

Definitive Additional Soliciting Materials filed October 2, 2014

8.              Please file additional soliciting material under cover of Schedule 14A no later than the date the material is first published, sent or given to security holders, as required by Rule 14a-12(b). In this regard, it appears that each of the (i) transcript of your second quarter 2014 earnings call, dated August 12, and (ii) article issued by the Society of American Florists, including an interview with your president and CEO, Robert S. Apatoff, dated October 1, may not have been timely filed. Please advise, and confirm that future additional soliciting materials will be filed on the day they are first published or provided to security holders.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that in each case referred to above, the material was not published until after the same-day deadline for EDGAR submissions had passed for the day.  Notwithstanding, the Company filed such material on the date of first use prior to the end of EDGAR filing submission hours for the day.  With respect to the Company’s second quarter earnings call, the call began at 5:00 PM Eastern on August 12, 2014.  Promptly following completion of the call, the Company obtained a transcript and filed the transcript at 9:46 PM Eastern on the same day, as indicated on EDGAR.  Similarly, the article issued by the Society of American Florists was finalized late on October 1, 2014 and posted at approximately 6:30 PM Eastern that evening.  The Company promptly obtained a copy of the final article and filed it at 8:23 PM Eastern on the same day, as indicated on EDGAR.  The Company confirms that it will continue to file future additional soliciting materials on the day they are first published or provided to security holders.

* * * * *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (630) 724-6504 should you wish to discuss the matters addressed above or other issues relating to the subject Schedule 14A.  Thank you for your attention to this matter.

Very truly yours,

/s/ Becky A. Sheehan
Becky A. Sheehan
EVP, Chief Financial Officer

cc:	Scott Levin
FTD Companies, Inc.

Edward B. Winslow
Jones Day